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CM

08025821

S
:COMMISSION
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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Peachtree Street, N.E. Suite 1750
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy L. Standrod, Vice President (404) 879-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams Benator & Libby LLP
(Name – *if individual, state last, first, middle name*)

1040 Crown Pointe Parkway, NE Suite 400	Atlanta	GA	30338
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeremy L. Standrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATIE BLACKSTOCK
MY COMMISSION EXPIRES
AUG. 09 2011
COBB CO. GEORGIA
NOTARY PUBLIC

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRONTIER SOLUTIONS, LLC
(A WHOLLY OWNED SUBSIDIARY
OF ASPEN PARTNERS, LTD.)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007

with

INDEPENDENT AUDITORS' REPORT

Audited Financial Statements and Supplemental Information

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2007

Supplemental Information

WILLIAMS
BENATOR
& LIBBY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the statements of financial condition of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.) as of December 31, 2007 and 2006, and the related statements of income, member's equity, and cash flows for the year ended December 31, 2007 and the period from December 1, 2005 through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and the period from December 1, 2005 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the Company was allocated revenue and incurred operating expenses which were provided by its parent company. Whether the terms of these transactions would have been the same had they been between wholly unrelated parties is not determinable.

Williams Benator & Libby, LLP

Atlanta, Georgia
February 26, 2008

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

STATEMENTS OF FINANCIAL CONDITION

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

	December 31	
	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 196,439	$ 47,558
Receivable from parent--Note B	104,059	44,936
	$ 300,498	$ 92,494
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Payable to parent--Note B	$ 422	$ 422
Deferred revenue	11,401	-0-
Accrued commissions	47,740	33,405
TOTAL CURRENT LIABILITIES	59,563	33,827
MEMBER'S EQUITY	240,935	58,667
	$ 300,498	$ 92,494

See independent auditors' report and notes to financial statements.

STATEMENTS OF INCOME

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

	Year Ended December 31, 2007	Period from December 1, 2005 through December 31, 2006
Net revenues--Note B	$ 767,922	$ 1,170,081
Operating expenses:		
Commissions	453,634	730,516
Selling, general and administrative expenses	92,020	131,246
	545,654	861,762
INCOME FROM OPERATIONS	222,268	308,319
Other income:		
Other income	35,000	348
NET INCOME	$ 257,268	$ 308,667

See independent auditors' report and notes to financial statements.

STATEMENTS OF MEMBER'S EQUITY

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

Member's capital	$ 50,000
Net income for the period from December 1, 2005 through December 31, 2006	308,667
Distributions to member	(300,000)
Balance at December 31, 2006	58,667
Net income for the year	257,268
Distributions to member	(75,000)
Balance at December 31, 2007	$ 240,935

See independent auditors' report and notes to financial statements.

STATEMENTS OF CASH FLOWS

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

	Year Ended December 31, 2007	Period from December 1, 2005 through December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 257,268	$ 308,667
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from parent--Note B	(59,123)	(44,936)
Increase in payable to parent--Note B	-0-	422
Increase in deferred revenue	11,401	-0-
Increase in accrued commissions	14,335	33,405
NET CASH PROVIDED BY OPERATING ACTIVITIES	223,881	297,558
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital contributions	-0-	50,000
Payment of distributions to member	(75,000)	(300,000)
NET CASH USED IN FINANCING ACTIVITIES	(75,000)	(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	148,881	47,558
Cash and cash equivalents at beginning of period	47,558	-0-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 196,439	$ 47,558

See independent auditors' report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2007

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Frontier Solutions, LLC ("the Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, LTD. The Company is a wholly owned subsidiary of Aspen Partners, LTD ("Parent"). The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Income Taxes: Federal and state income taxes have not been provided for in the financial statements. Under existing law, the Company is not treated as a taxable entity. Rather, the Parent must include its allocated share of the Company's income, loss, gain, deduction, and credit in its income tax return.

Cash and Cash Equivalents: For purposes of reporting cash flows, the Company considers demand deposits and all unrestricted, highly liquid investments purchased with an original maturity of three months or less, which can be readily converted to cash on demand, without penalty, to be cash equivalents. At December 31, 2007, cash and cash equivalents included approximately $98,000 in excess of FDIC insured limits.

Revenue and Expense Recognition: Revenue and expense are recognized on the accrual basis.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B--RELATED PARTY TRANSACTIONS

The Parent provides certain managerial, administrative, clerical, accounting and other personnel necessary to conduct the Company' s business as a broker dealer, within the scope and to the extent directed by the Company. At December 31, 2007 and 2006, the Company had a payable to its Parent of $422 related to these expenses.

During the year ended December 31, 2007 and the period from December 1, 2005 through December 31, 2006, the Company was allocated approximately $768,000 and $1,170,000 of revenue from its Parent, respectively. At December 31, 2007 and 2006, the Company had a receivable from its Parent of $104,059 and $44,936 related to this revenue, respectively.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. At December 31, 2007 and 2006, the ratio of aggregate indebtedness to net capital was 0.44 to one and 2.46 to one, and net capital was approximately $129,000 and $9,000 more than required, respectively.

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Frontier Solutions, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Frontier Solutions, LLC (a wholly owned subsidiary of Aspen Partners, Ltd.) as of December 31, 2007 and for the year then ended, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, computation for determination of reserve requirements and rule 15c3-3 matters at December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Benator & Libby, LLP

Atlanta, Georgia
February 26, 2008

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

SUPPLEMENTARY INFORMATION

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

December 31, 2007

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2007	$ 240,935
Less non-allowable assets--receivable from parent	(104,059)
	$ 136,876

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$ 240,935
Audited financial statement adjustment to non-allowable assets	-0-
	$ 240,935

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$ 136,876
Audited financial statement adjustment to non-allowable assets	-0-
	$ 136,876

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$ 59,563
Total aggregate indebtedness	$ 59,563
Ratio of aggregate indebtedness to net capital	0.44 to 1

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION--Continued

FRONTIER SOLUTIONS, LLC
(a wholly owned subsidiary of Aspen Partners, Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

The provision of the aforementioned rule are not applicable to Frontier Solutions, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Frontier Solutions, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Frontier Solutions, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental information of Frontier Solutions, LLC ("the Company") (a wholly owned subsidiary of Aspen Partners, Ltd.) (" the Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, GA 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Benator & Libby LLP

Atlanta, Georgia
February 26, 2008

END